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                            August 4, 2023

       Shirley Cheng
       Chief Financial Officer
       Network CN Inc.
       Unit 705B, 7th Floor
       New East Ocean Centre
       9 Science Museum Road
       TST, KLN, Hong Kong

                                                        Re: Network CN Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response Dated June
26, 2023
                                                            File No. 000-30264

       Dear Shirley Cheng:

              We have reviewed your June 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 12, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 1. Business, page 1

   1. We note your response to comment 3 and reissue in part. Please disclose prominently that you are not a Chinese
operating company but a Delaware holding company with
                                                        operations conducted by
your subsidiaries.
   2. We note your response to comment 9 and reissue in part. Please affirmatively state that you have no such cash
management policies that dictate how funds are transferred.
                                                        Additionally, please
also include this disclosure in Item 7. Management's Discussion and
                                                        Analysis of Financial
Condition and Results of Operations.
 Shirley Cheng
Network CN Inc.
August 4, 2023
Page 2
3. We note your response to comment 11 and reissue in part. We note your conclusion that other than the business license, you are "not required to obtain permit and approval from
         Chinese authorities to operate our business and to offer the securities being registered to foreign investors." If you did not rely upon an opinion of counsel in coming to this conclusion, state as much and explain why such an opinion was not obtained.
4. We note your response to comment 13 and reissue in part. Please revise your disclosure so that each summary risk factor related to your operations in Hong Kong and China includes a specific cross-reference to the individual detailed risk factor, including the title and page number of the relevant risk factor.
       Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any questions.



FirstName LastNameShirley Cheng                                  Sincerely,
Comapany NameNetwork CN Inc.
                                                                 Division of
Corporation Finance
August 4, 2023 Page 2                                            Office of
Trade & Services
FirstName LastName